=====================================================================




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 11-K
                                ANNUAL REPORT


                          Pursuant to Section 15 (d)

                    of the Securities Exchange Act of 1934

                     for the year ended December 31, 1994

                           Commission File Number      1-1225
                                                       ------

        AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                           (Full title of the Plan)


                      AMERICAN HOME PRODUCTS CORPORATION
         (Name of Issuer of the securities held pursuant to the Plan)


                              Five Giralda Farms
                          Madison, New Jersey  07940
                   (Address of principal executive office)




=====================================================================

                                  SIGNATURE
                                  ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AMERICAN HOME PRODUCTS CORPORATION



                                        /s/John R. Considine
                                   By:  -------------------------
                                        John R. Considine
                                        Vice President - Finance


Date: June 27, 1995

                                  SIGNATURE
                                  ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN - PUERTO RICO


                                   /s/Thomas M. Nee
                              By:  ---------------------------
                                   Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee


Date:  June 27, 1995

                      AMERICAN HOME PRODUCTS CORPORATION

                          SAVINGS PLAN - PUERTO RICO

                             FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 1994 and 1993

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                      AMERICAN HOME PRODUCTS CORPORATION
                          SAVINGS PLAN - PUERTO RICO
                          DECEMBER 31, 1994 and 1993

                                    INDEX




                                                            PAGE
                                                            ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                      6

Statement of Net Assets Applicable to Participants'
  Equity as of December 31, 1994 and 1993                   7 - 8

Statement of Changes in Net Assets Applicable
to Participants' Equity for the Year Ended
December 31, 1994                                             9

Notes to Financial Statements and Schedules as of
  December 31, 1994 and 1993                               10 - 14

  SUPPLEMENTAL SCHEDULES:

  I.  Item 27a - Schedule of Assets Held for
        Investment Purposes - as of
        December 31, 1994                                    15

  II. Item 27d - Schedule of Reportable Transactions -
        for the year ended December 31, 1994                 16

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1994 and 1993, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1994 and 1993, and the changes in net assets applicable to participants' equity for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                 ARTHUR ANDERSEN LLP
New York, New York
June 22, 1995

                      American Home Products Corporation Savings Plan - Puerto Rico
                        Statement of Net Assets Applicable to Participants' Equity
                                         As of December 31, 1994


                                                                              Fidelity
                                     Interest     AHPC Common    Fidelity     U.S. Equity
                                    Income Fund   Stock Fund   Balanced Fund  Portfolio   Total Funds
                                    -----------   -----------  -------------  ---------   -----------
Plan Assets
- ------------

Investments at Market Value         $    -          $1,478,139    $1,023,101  $1,227,842    $3,729,082

Group Annuity And Other Investment
 Contracts, at contract value        1,404,426           -        -              -           1,404,426

Receivable from American Home
 Products Corporation                   41,159          37,738        17,457     28,580        124,934

Other Receivables/(Payables)                33        (15,884)            11         25        (15,815)
                                    ----------     ----------     ----------   ----------    ----------
Net Assets Applicable to
 Participants' Equity               $1,445,618     $1,499,993     $1,040,569  $1,256,447     $5,242,627
                                    ==========     ==========     ==========  ==========     ==========




    The accompanying notes to financial statements and schedules are an integral part of this statement.


                      American Home Products Corporation Savings Plan - Puerto Rico
                        Statement of Net Assets Applicable to Participants' Equity
                                         As of December 31, 1993

                                                                               Fidelity
                                 Interest     AHPC Common    Fidelity     U.S. Equity
                                Income Fund   Stock Fund   Balanced Fund   Portfolio   Total Funds
                                -----------   -----------  -------------   ----------  -----------
Plan Assets
- -----------
Cash and Cash Equivalents       $     -       $     589     $      -        $    -      $      589

Investments at Market Value           -         703,768       465,313         519,102     1,688,183

Group Annuity Contract, at
 contract value                    629,769           -             -              -         629,769

Receivable from American Home
 Products Corporation               45,537        40,809        30,560          42,102      159,008

Other Receivables                    4,244           -             -             542         4,786
                                   --------      --------      --------        --------    ---------
Net Assets Applicable to
 Participants' Equity             $679,550      $745,166      $495,873        $561,746   $2,482,335
                                  ========      ========      ========        ========   ==========








    The accompanying notes to financial statements and schedules are an integral part of this statement.

                                                   - 8 -

                      American Home Products Corporation Savings Plan - Puerto Rico
                  Statement of Changes in Net Assets Applicable to Participants' Equity
                                   For the Year Ended December 31, 1994

                                                                              Fidelity
                                     Interest     AHPC Common     Fidelity    U.S. Equity
                                    Income Fund   Stock Fund   Balanced Fund  Portfolio     Total Funds
                                    -----------   ----------   -------------  -----------   -----------
Participant Contributions           $  596,482    $  509,795   $  475,652     $  531,952    $2,113,881

Employer Contributions                 209,139       292,089      171,447        210,362       883,037
                                       --------   ----------     ---------    ----------    ----------

     Total contributions               805,621       801,884      647,099        742,314     2,996,918

Cash Dividends on Investments               -         45,385       24,589         30,206       100,180

Interest on Group Annuity Contracts
  and Other Investment Contracts and
  Cash Equivalents                      59,052           710           15           142        59,919
                                     ---------      ---------   ----------   ----------     ---------
Total investment income                 59,052        46,095       24,604        30,348       160,099


Net Appreciation/(Depreciation)of
  Investments                               -          5,284      (65,541)     (16,343)      (76,600)

Withdrawals                            (98,605)      (98,436)     (61,466)     (61,618)     (320,125)
                                    ----------     ---------   ----------   ----------      ---------
Net Increase in Net Assets             766,068       754,827      544,696      694,701      2,760,292

Net Assets Applicable to Participants'
   Equity - January 1, 1994            679,550       745,166      495,873     561,746      2,482,335
                                     ---------      ---------   ----------    ----------    ---------
Net Assets Applicable to Participants'
   Equity - December 31, 1994       $1,445,618    $1,499,993   $1,040,569   $1,256,447    $5,242,627
                                    ==========    ==========   ==========   ==========    ==========
    The accompanying notes to financial statements and schedules are an integral part of this statement.

                                                   - 9 -

                       AMERICAN HOME PRODUCTS CORPORATION
                           SAVINGS PLAN - PUERTO RICO
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                         AS OF DECEMBER 31, 1994 and 1993
                        ---------------------------------

NOTE 1 - PLAN DESCRIPTION
         ----------------
The following description of the American Home Products Corporation Savings Plan - Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A.  General
   -------
The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") on November 19, 1992 and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not a member of a recognized collective bargaining unit are eligible to participate in the Plan after attaining age 21 and completing one year of continuous service in which they have completed at least 1,000 hours of service with the Company for which they work. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

B.  Contributions
   --------------
A participant may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of the participant's compensation (as defined in the Plan). Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. Under the Code, salary deferral contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations. AHPC will contribute in cash to each participant's account an amount equal to 50% of the first 6% of the participant contributions to the Plan.

C.  Vesting and Separation From Service
   -----------------------------------
A participant is fully vested at all times in amounts in salary deferral and after-tax contribution accounts. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined by the Plan. If a participant has less than five years of continuous service, such participant becomes vested in their matching contributions account according to the following vesting schedule:
                                                 Vesting
          Years of Continuous Service           Percentage
          ---------------------------           ----------
             1 year completed                       0%
             2 years completed                     25%
             3 years completed                     50%
             4 years completed                     75%

Regardless of the number of years of continuous service, a participant shall be fully vested and receive funds attributable to their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

In the event a participant's employment with AHPC is terminated prior to full vesting, they shall receive the vested portion. The non-vested portion of such account is forfeited and becomes available to AHPC to satisfy future Company matching contributions.

At December 31, 1994 and 1993, approximately $88,403 and $12,823, respectively, of the net assets applicable to participants' equity represents the accumulated vested benefits of participants who have withdrawn from the plan but have not yet been paid.

D.  Withdrawals
    -----------
A participant is entitled to withdraw all or any portion of their account attributable to after-tax contributions. A participant may make full or partial withdrawals of funds in any of their accounts on attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as defined in the Plan, and have no other funds readily available to meet that need. Participants are limited to one hardship and one non-hardship (e.g. after age 59 1/2 or from the participant's after-tax contribution account) withdrawal each year.

E.  Loans
    -----
A participant in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. A participant may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 10 years. A participant may not borrow from the plan more than once every six months. Defaults on participants' loans during the year are treated as a taxable distribution for the outstanding balance. The interest rate charged will be one which provides a return commensurate with a market rate, or such other rate as permitted by government regulations or releases. There are no loans outstanding as of December 31, 1994 and 1993.

NOTE 2 -  ACCOUNTING POLICIES
          --------------------
Investment Valuation
- --------------------
AHPC's common stock fund is recorded at the fair market value at December 31. Units of participation in the Fidelity Balanced Fund and the Fidelity U.S. Equity Portfolio are recorded at their published net asset value at December
31. The group annuity contract comprising the Interest Income Fund is recorded at contract value (cost plus accrued interest) based upon information supplied by the Trustee, which approximates fair value.

Investment transactions are recorded on a trade date basis for transactions recorded by the Trustee. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net (depreciation)/appreciation of investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation/(depreciation) of investments in the statement of changes in net assets applicable to participants' equity.

Administrative Costs
- --------------------
All costs and expenses of administering the Plan are paid by AHPC.

Receivable from American Home Products Corporation
- --------------------------------------------------
The receivable from AHPC at December 31, 1994 and 1993 represents contributions withheld from employees but not remitted to the Trustee until January 1995 and 1994, respectively.

NOTE 3 - INVESTMENTS
          -----------
A participant can elect to have amounts credited to their account invested in any of four investment funds. Elections must be made in multiples of 25% in such a way that the combination of share percentages totals 100%. A participant may transfer all, or any part, of the value of their account invested in any of the investment funds to another fund in multiples of 25%.

The four investment funds are:

A. AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

B. Interest Income Fund - consists of both a group annuity contract issued by a major life insurance company, and a pooled separate account of guaranteed insurance contracts which pays a specified rate of interest for a fixed period of time and repays principal at maturity. The fund and its contract are not guaranteed by the Company or any other institution. However, the AHPC Savings Plan Committee (the "Committee") has established guidelines that provide that contracts be placed with companies rated AA or higher by Moody's and Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund.

C. Fidelity Balanced Fund - consists of units invested in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the Fund's assets in fixed income senior securities.

D. Fidelity U.S. Equity Portfolio - consists of units invested in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------
The Plan is administered by the Committee, which is appointed by the Board of Directors of AHPC. Banco Popular de Puerto Rico is the Plan's Trustee. Towers, Perin, Forster & Crosby acts as recordkeeper of the participant accounts.

NOTE 5 - INCOME TAX STATUS
          ----------------
Puerto Rico
- -----------
The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination that covers all plan amendments through January 1, 1993. There were no plan amendments subsequent to this date. The Plan and the trust, as adopted, meet the requirements of the Act. The principal income tax consequences of participation in the Plan, under present law and proposed regulations, are discussed in the Plan agreement and the Plan Prospectus.

Federal Income Tax Status
- -------------------------
The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022 (i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico. Additional Federal income tax consequences are set forth in the Plan agreement.

NOTE 6 - PLAN TERMINATION
          ----------------
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 7 - INVESTMENTS
         -----------
The fair market of individual investments that represent 5% or more of the Plan's total net assets of December 31, 1994 and 1993 are as follows:

                                        1994              1993
                                    ----------          ---------
American Home Products Corp.        $1,478,139          $703,768
Common Stock, 23,556 and 10,869
 shares, respectively

John Hancock Mutual Life
 Insurance (at contract value)
   GIC 5.80% 6/28/96                   745,468           629,769

IDS Trust Company                      658,958              -
   pooled separate account of
   guaranteed insurance contracts
   with interest rates ranging from
   4.54% to 9.66% and with maturities
   extending from 1995 through 2001.

Fidelity Balanced Fund               1,023,101           465,313

Fidelity U.S. Equity Portfolio       1,227,842           519,102

                                                           SCHEDULE I

          American Home Products Corporation Savings Plan - Puerto Rico
                                 Combined Funds
                       Item 27a - Schedule of Assets Held
                             for Investment Purposes
                             as of December 31, 1994
                   Employer Identification Number - 13-2526821
                                Plan Number - 060


                                                              Cost/
                              Description of      Contract    Current
Identity of Issuer              Investment          Value      Value
                              ---------------     ---------   --------
Common Stock:
- -------------
American Home Products Corp.
      Common Stock              23,556 Shares     $1,460,566  $1,478,139


Group Annuity and Investment Contracts:
- ---------------------------------------
John Hancock Mutual Life Insurance
      GAC 5.80% Due 6/28/96                          745,468     745,468
IDS Trust Company               17,633 Units         658,958     658,958
  pooled separate account of
  guaranteed insurance contracts
  with interest rates ranging
  from 4.54% to 9.66% and maturities
  from 1995 through 2001.


Mutual Funds:
- ------------
Fidelity Balanced Fund          83,246 Units       1,094,655   1,023,101

Fidelity U.S. Equity Portfolio  72,610 Units       1,236,364   1,227,842














The accompanying notes to financial statements and schedules are an integral part of this schedule.


                                                                   SCHEDULE II

                       American Home Products Corporation Savings Plan - Puerto Rico
                              Item 27d - Schedule of Reportable Transactions
                                   For the year ended December 31, 1994
                                Employer Identification Number - 13-2526821
                                             Plan Number - 060

                                                                                       (h) Current
                                                              (f) Expenses              Value of
                                 (c)       (d)                  Incurred                Assets on
(a&b) Identify of Party        Purchase  Selling  (e) Lease     with         (g) Cost   Transaction    (i) Net Gain
   and Description              Price     Price     Rentals   Transactions   of Assets    Date           or (Loss)
- ------------------------      --------   -------   ---------  -------------  ---------  ------------   ------------
American Home Products Corp.
 Common Stock
 28 Purchases                  $773,285  0         0          0              $773,285   $773,285       0

IDS Trust Company
 28 Purchases                   658,958  0         0          0               658,958    658,958       0

Fidelity Balanced Fund
 29 Purchases                   645,203  0         0          0               645,203    645,203       0

Fidelity Equity Portfolio
 29 Purchases                   716,800  0         0          0               716,800    716,800       0





(A) Reportable transactions are those purchases and sales of the same security which individually or in the aggregate, exceed 5% of the total plan net assets as of the beginning of the plan year.



    The accompanying notes to financial statements and schedules are an integral part of this schedule.

                                                   - 16 -

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ------------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements No. 33-45324 and 33-57339 and Form S-8 Registration Statements No. 2-96127, 33-53733, 33-55449, 33-14458,
33-45970, 33-50149, 33-24068, 33-41434 and 33-55456.




                                   ARTHUR ANDERSEN LLP
New York, New York
June 27, 1995